UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Impact Management Investment Trust

3.   Securities and Exchange Commission File No.: 811- 8065

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application           [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          333 West Vine Street, Suite 206, Lexington, KY 40507

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Joseph V. Del Raso, Pepper Hamilton LLP,   215-981-4506
          3000 Two Logan Square, 18th and Arch Sts., Philadelphia, PA 19103

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          IMPACT Administrative Services, Inc.   970-879-1189
          2155 Resort Drive, Suite 108, Steamboat Springs, CO 80487

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          IMPACT Total Return Portfolio
          -----------------------------

          Equity  Assets  Management,   Inc.,  2155  Resort  Drive,  Suite  108,
          Steamboat Springs, CO 80487

          Schneider Capital Management, 460 East Swedesford Road, Suite 1080, Wayne, PA 19087

          Jordan  American  Holdings,   Inc.,  2155  Resort  Drive,  Suite  108,
          Steamboat Springs, CO 80487

          IMPACT 25 Fund
          --------------

          Equity  Assets  Management,   Inc.,  2155  Resort  Drive,  Suite  108,
          Steamboat Springs, CO 80487

          Denali Advisors LLC, 4350 La Jolla Village Drive, Suite 970, San Diego, California 92122

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          IMPACT Financial Network, Inc. (f/k/a Management Securities, Inc.), 2155 Resort Drive, Suite 108, Steamboat Springs, CO 80487

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No


     If Yes, for each UIT state:

          Name(s):

          File No.:  811-_______________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which the board vote took place: November 27, 2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes       [X]  No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

               Pursuant to the authority granted to the Trustees in the declaration of trust, the Board of Trustees took action to effect the complete redemption of all shareholders of Trust and the liquidation of the Trust.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation

     [X]  Yes       [ ]  No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          December 17, 2002

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)   Legal expenses: $0

          (ii)  Accounting expenses: $0

          (iii) Other expenses (list and identify separately):

                     Administration: $363

                     Telephone: $1,246

                     Insurance: $14,629

                     Printing; Annual Report: $131

                     Edgar Filing: $465

                     Data Services: $1,287

                     SIAC Fund / Serv. Monthly Fee: $1,152

                     Custodian Fees: $11,703

                     Postage: $146

          (iv)  Total expenses (sum of lines (i)-(iii) above): $31,302

     (b) How were those expenses allocated? The Trust allocated the expenses among the series as approved by the Trust's Board of Trustees. On the date of the accrual, the NAV of the classes of Total Return Portfolio was adjusted by five cents per share on average and the NAV of the classes of IMPACT 25 Fund was adjusted by six cents per share on average.

     (c)  Who paid those expenses? The Trust paid the liquidation expenses.

          How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- _________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Impact Management Investment Trust, (ii) he or she is the President of Impact Management Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                             /s/ A.J. Elko
                                             -----------------------------
                                             A.J. Elko